TRILLION ENERGY ADDS ADDITIONAL WELLS TO SASB WORK PROGRAM

Three new side-track wells added to program for total of 11 planned well operations during 2023

January 10, 2023 - Vancouver, B.C. - Trillion Energy International Inc. ("**Trillion**" or the **"Company**") (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62). Trillion Energy is pleased to announce that it has identified several additional opportunities to increase production at the SASB gas field during 2023 by adding three side-track wells to its development program. The total number of wells now contemplated in the SASB development program has increased from seventeen (17) to twenty (20).

Eleven of these well operations are anticipated to occur during 2023, which will result in rapidly increased quantities of natural gas production during the year. Side-track wells and workovers take relatively less time than long reach directional wells (10-30 days vs 45-48 days for a new drill), thus, allowing for an increase in the number of planned wells for 2023.

The side-tracks cost about $3 million less per well than long reach directional wells as they utilize a large section of an existing well bore where a "window" is then milled out from the existing casing to create the new well. The South Akcakoca2 well was successfully drilled as a side-track during 2022.

The opportunity for the additional three side-track wells arose using experience gained from the successful recompletion of initial wells drilled during 2022 as well as other geological works. Production volume, log evaluations, perforation intervals and gas production behavior has now been evaluated to calculate the estimated remaining gas reserves in the East Ayazli Gas field and Akkaya Gas field.

The Company anticipates similar production volumes from the added sidetracks compared to other new wells planned in the drilling program.

Natural gas sale prices for January 2023 are about US $27/MCF, historically high pricing for the Turkiye region.

Arthur Halleran, CEO of Trillion, stated:

> "During 2023 we are focusing on using the Uranus rig to increase production through new wells, sidetracks and workovers. An added benefit of drilling side-tracks from existing well boreholes is that they are already tied into the pipeline and production facility, so once drilled and completed the wells are immediately put on production. We are currently in the process of getting our partner's feedback on the proposed side-tracks. We are pleased to have developed a work program which permits continuous drilling over the year to enable us to exit 2023 with 13 wells."

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea's first and largest-scale natural

gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Corporate offices: 1-778-819-1585
Art Halleran: 1-250-996-4211
Email: info@trillionenergy.com
Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company's ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company's filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.